FreeRolls Investor Education Video Transcript

[00:00:00] My name is Nick and I am one of the virtual advertising characters that will be featured on the free rolls poker club's in-house advertising system. Over the next few minutes I'm going to give you a crash course education as to why we believe an investment into free rolls poker clubs will be a very smart move for any investor looking for a ground floor opportunity with a lot of upside potential. So let's get right to it. But before we get into the details let's talk about why we named the club free rolls and what is going to make our clubs the hottest place in town to play poker. The name free rolls is a term used in the poker world. That basically means playing for free. The reason we named our clubs after this term is because that is exactly who we are. When someone comes to play at our clubs they are free rolling from the minute they sit at the table. So what will make every poker player want in on our action. Well the answer is very simple. Free money every day. That's right. Each day the club will host a freeroll tournament where players can play for thousands of dollars as well as fancy and expensive prizes such as department store shopping sprees watches trips vehicles and more. All provided by our advertisers. No other club can easily duplicate this model because as a major marketing and design firm in the city of Houston. Our partner agency bundle fly media already has the relationships with the advertisers as a major marketing and design firm in the city of Houston.

[00:01:39] So now that you understand the WHO and the what let's get into the how. The first thing you should know as a potential investor into free rolls poker clubs is that for the first time ever you now have the opportunity to invest into the play of poker in cities and states where there are no casinos available. In other words we are bringing live poker play to large groups of people who want to play. But do not have any other options other than taking a long trip to the nearest casino or playing in an underground illegal game. So let's talk about the law. The way our free rolls poker clubs are legal in our home state of Texas where public poker play is not legal. Is based on a provision in Texas law that makes life poker play legal as long as a few rules are followed. Number one is the establishment where the game is played is private and not accessible to the public. Number two the establishment makes no money from the play of poker. In other words the House does not make a cut of hands played. And number three. The odds of winning are the same for all players. If these rules are followed then poker play is 100 percent legal in the state of Texas and this is where it all will begin. Now let's talk about what makes our clubs different from any other legal poker rooms in the state. The potential problem our attorneys have identified for other poker clubs currently operating in the state of Texas is.

[00:03:13] There could be a viable legal challenge from the state or cities that even though these clubs do not take a cut of the game play. They do however charge what is called a seat rental fee. Where each player pays around $5 every 30 minutes to be at the poker table. While this rental fee is technically not money being made directly from the play of poker. Our attorneys believe this could be deemed under the letter of the law as the establishment. Making money from the play of poker. While this challenge has never been presented in several years since the first legal poker club opened in Austin Texas. We believe it could be made as more and more of these clubs begin to open across the state. In order to ensure that free rolls poker clubs could never be in a losing position. If this challenge were made. We have completely eliminated the concept of players paying anything at our clubs. That's right free rolls poker clubs will never make one dime from our players above their membership fees because our clubs are completely advertiser supported. And that is the genius of our model. And this is what should excite any potential investor. Instead of skirting the law and making our players play for a seat at the table. We allow our network of advertisers to promote their products and services to our player via the proprietary in-house and in table advertising system. That will feature interactive characters like myself. So now that we have established the totally unique transparent and legal basis of how our clubs will operate. Let's talk about how they will make money. The income model of the business has to revenue sources membership fees and advertising.

[00:04:59] The member fees range anywhere from $35 for a daily pass up to fifteen hundred dollars for a lifetime membership. The advertising revenue is derived from ads sold to businesses wanting to put their message in front of our players via our interactive 15 to 30 second ad that will play every 30 minutes. In free rolls clubs. Each of our poker tables will be retrofitted with 10 7 inch touch screens at each play position. And this is where our interactive advertising will be shown to players. For club members who are at the tables playing poker when these ads run. They will be required to interact with the ads in some pre-determined manner prior to continuing gameplay. And this is exactly why advertisers will pay top dollar to advertise with us because they are getting the benefit of guaranteed engagement with the ads because the players are required to interact in order to play. The third income model is online advertising on our live poker broadcast where game play will be streamed live via our web site using the same RFID technology you would see on any major TV broadcast of the World Series of poker. Poker After Dark and World Poker Tour. By having one of these RFID systems in place free rolls will be the only live poker club in the entire state to stream daily and broadcasts of tournament and cash play. So there you have it. I hope I have given you a good understanding of how the free rolls poker clubs are a game changer. Pun intended. And revolutionary way to bring live poker action to places where poker has never been legally available.

[00:06:44] But there is one more thing that we are excited to share with you about. Another benefit you will have as an investor. On October 1st 2017 free rolls entertainment signed a binding letter of intent with bundle fly Media Inc to acquire the company. Bunda fly media. Is the marketing agency that has the exclusive contract with free rolls to sell and produce all of the Interactive Advertising in our clubs. Currently bundled fly media's projected revenues for 2017. Are over $500000 and over $4 billion by 2020. And as an acquisition property of free rolls entertainment. You as an investor will not only be a stakeholder in our poker clubs but in the ad agency that will make massive revenue producing bundles fly media and all of their design prints and marketing current and projected revenue. As an investor. It is important to understand that the massive potential of these clubs is not only presented based on our unique approach to the market. But more so in the value that our player advertising lists and business model. Will have to major casino chains that can not offer poker play in states where casinos are not legal. Our exit strategy is to build the value of the free rolls business and to sell the company to a large gaming or entertainment conglomerate. The potential is major and the possibilities are endless. So we look forward to having you on board as an investor into the free rolls poker clubs phenomenon.